MEMORANDUM

TO:                         Division of Corporation Finance
Securities and Exchange Commission

FROM:                   Cleco Corporation (“Cleco”)

DATE:                   June 14, 2007

RE:	Cleco Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File Nos. 1-15759 and 1-05663

Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File Nos. 1-15759 and 1-05663

Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Filed May 2, 2007
File Nos. 1-15759 and 1-05663

We are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated May 31, 2007 regarding our filings listed above.  For your convenience, our response is prefaced by the Staff’s comments in italicized text.

In connection with this response, we acknowledge that:

•	Cleco is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	Cleco may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Letter dated May 31, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8.  Financial Statements and Supplementary Data

Consolidated Financial Statements
Notes to the Financial Statements

Note 13 ― Equity Investment in Investees, page 102

Evangeline

1.
We note your tabular disclosure of equity income (loss) from each investment accounted for using the equity method. Please explain the difference between the equity income for Evangeline reported of $12,362,000 for the year ending December 31, 2006 and income before tax of $13,894,000 disclosed in the summarized financial information on page 104. Further, please also explain the difference between the income before tax of $13,894,000 disclosed here and the $15,458,000 in income before tax for 2006 reported in the financial statements on page 3 of Form 10-K/A Amendment No. 1.

RESPONSE:  As disclosed in Note 13 to Cleco’s consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”), certain prior year amounts related to Cleco Evangeline LLC (“Evangeline”) on a stand-alone basis were restated due to incorrect fixed asset accounting and related depreciation expense recognition.  At December 31, 2005, property, plant and equipment, net was reduced by $2,691,000 and total liabilities were reduced by $1,035,000.  Depreciation expense increased by $1,006,000 and $526,000 for the years ended December 31, 2005, and 2004, respectively.  Such amounts were not material to Cleco, either quantitatively or qualitatively, on a consolidated basis, and as a result, these adjustments were recorded as out of period adjustments at the Cleco consolidated level, giving rise to the difference.

The difference between income before taxes of $13,894,000 disclosed on page 104 of the Form 10-K and the $15,458,000 in income before taxes for 2006 reported in Evangeline’s financial statements on page 3 of Exhibit 99(b) to Cleco’s Form 10-K/A (Amendment No. 1) is comprised of the following:  $868,000 represents a net write-off of property, plant and equipment associated with year 2000 and $292,000 represents a long-term service agreement (“LTSA”) write-off associated with year 2003. These issues were identified prior to the release of the Form 10-K and were inadvertently not reflected in the footnote disclosure.  In connection with the finalization of the stand alone audit procedures of Evangeline and subsequently to the filing of the Form 10-K, there was $404,000 representing a write-off of property, plant and equipment associated with year 2005.  As such, the correct number, $15,458,000 was disclosed in the exhibit of the Evangeline financial statements in the Form 10-K/A (Amendment No.1).

Materiality Assessment as it Relates to Cleco
Qualitatively, the misstatements were not intentional, did not involve concealment of an unlawful transaction and did not affect compliance with regulatory requirements, loan covenants

or other contractual requirements.   In addition, they did not mask a change in earnings or other trends, did not hide a failure to meet analysts’ expectations, or have an effect of increasing management’s compensation.  The misstatements did concern a specific segment of Cleco, specifically the Midstream segment.  The full years 2000-2005 net segment profit/(loss) were only impacted by a maximum of 5.79% in the year 2005.

Quantitatively, the amounts were not material to Cleco as shown in the table below.

Roll Over Method
Year	PP&E	Depreciation	LTSA		Total pre-tax Change by year	Diluted EPS % change	Net Income % change
(in thousands, except percentages)
2000	$938	$(10)	$		$928	0.88%	0.90%
2001		(20)			(20)	(0.02)%	(0.02)%
2002		(20)			(20)	(0.02)%	(0.02)%
2003		(20)		$292	272	(0.45)%	(0.45)%
2004		526			526	0.52%	0.51%
2005	404	1,006			1,410	0.47%	0.48%
Total 2006	$1,342	$1,462		$292	$3,096	(2.54)%	(2.61)%

Iron Curtain Method
Year	PP&E	Depreciation	LTSA		Cumulative pre-tax Change by year	Diluted EPS % change	Net Income % change
(in thousands, except percentages)
2000	$938	$(10)	$		$928	0.88%	0.90%
2001		(20)			908	0.80%	0.82%
2002		(20)			888	0.76%	0.78%
2003		(20)		$292	1,160	(1.93)%	(1.94)%
2004		526			1,686	1.65%	1.62%
2005	404	1,006			3,096	1.04%	1.05%
Total 2006	$1,342	$1,462		$292	$3,096	(2.54)%	(2.61)%

2.
Please explain the difference between the 2005 Restated income before tax for Evangeline of $19,786,000 shown here and the amount of $19,182,000 shown as the restated amount for 2005 in the Form 10-K/A Amendment No. 1.  In this regard, please tell us why certain of the previously reported amounts shown in Note 3 of the Evangeline financial statements included in the Form 10-K/A Amendment No. 1 are not the restated amounts disclosed in the Form 10-K. It appears that certain of the restated amounts disclosed in the Form 10-K were restated again in the Form 10-K/A.  If so, please tell us what consideration you gave to disclosing that fact and demonstrate how you were able to determine that the impact did not necessitate an amendment of the financial statements of Cleco Corporation.  Also since you should have controls over the recording of amounts related to your investments that are recorded in the consolidated financial statements, tell us what consideration you gave regarding the effectiveness of internal control over financial reporting as a result of the restatement of Evangeline's financial statements.

RESPONSE:The difference between the 2005 restated income before taxes for Evangeline of $19,786,000 included on page 104 of the Form 10-K and the amount of $19,382,0001 shown as the restated amount for 2005 in Evangeline’s financial statements on page 3 of Exhibit 99(b) to Cleco’s Form 10-K/A (Amendment No. 1) represents a $404,000 write-off of property, plant and equipment associated with year 2005 as noted in response to comment 1.

Cleco has appropriate business performance reviews and entity level controls in place to gain comfort over the recording of its investments in equity subsidiaries and their portion of income thereof. Cleco’s controls function at a precision level consistent with management’s assessment of materiality related to the consolidated results of Cleco.  Based upon management’s assessment, the potential magnitude of the error was mitigated to an immaterial level by those controls over Cleco’s investment in Evangeline that were appropriately functioning as of December 31, 2006.  Additionally, the errors were noted and subsequent restatement of Evangeline’s investment account at the consolidated financial statement level was deemed unnecessary due to immateriality based upon a quantitative and qualitative analysis in accordance with the SEC’s Staff Accounting Bulletin Release No. 99. (See discussions in the response to comment 1 above)

Item 15. Exhibits and Financial Statement Schedules, page 119
(3)	List of Exhibits ― Cleco and Cleco Power
Exhibit 32(a) and Exhibit 32(b)
3.
We note that the 906 certifications filed by your CEO and CFO do not have a current date and accordingly are not properly dated. Please amend Form 10-K for the fiscal year ended December 31, 2006 in its entirety along with new 302 and 906 certifications that have a current date.  We also note that the 906 certifications filed with Forms 10-K/A for the fiscal year ended December 31, 2006 and with Form 10-Q for the first fiscal quarter ended March 31, 2007 also do not have a current date and are not properly dated. Accordingly, please also amend Forms 10-K/A and Form 10-Q to provide a current date also for all 302 and 906 certifications filed with these amended periodic reports. Please also note that if two individuals hold the titles of CEO and CFO, you are required to file separate exhibits for each 302 and 906 certification. Your exhibits should be labeled as follows: Exhibit 31.1, 31.2, or 32.1, 32.2 rather than filing the certification for both officers on the same exhibit or using 31(a) and 31(b) as was done with your previous filings.

RESPONSE:  While we believe that the 906 certifications filed with (i) the Form 10-K, (ii) the Form 10-K/A (Amendment No. 1) and (iii) our Form 10-Q for the quarterly period ended March

1In the Staff’s comment letter, this amount is shown as $19,182,000; however, the correct number is $19,382,000.

31, 2007, filed with the SEC on May 2, 2007 (the “Form 10-Q”), met the requirements of such certifications set forth in Item 601(b)(32) of Regulation S-K, Rule 13a-14(b) under the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) in that none of such regulations or statutes require that the certification include the actual date of the certification, we agree to acquiesce to the Staff’s comment and amend the Form 10-K, the Form 10-K/A Amendment No. 1 and the Form 10-Q and to file new 302 and 906 certifications with such amendments.

We note your comment that if two individuals hold the titles of CEO and CFO, a registrant is required to file separate exhibits for each 302 and 906 certification.  We agree that in our future filings with the SEC that include a 302 and/or 906 certification, we will label such exhibits as follows: Exhibit 31.1, 31.2, or 32.1, 32.2 rather than filing the certification for both officers on the same exhibit or using 31(a) and 31(b) as we have done with our previous filings.

With respect to comments 1 and 2, please call Russell Davis at (318) 484-7501, and with respect to comment 3, please call Timothy Taylor at (713) 229-1184, if you have any questions about the above responses, or require any further information.  We appreciate your prompt attention to this matter.